                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  QUANTECH LTD.
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    74762K30
                      (CUSIP Number of Class of Securities)

                                  Robert Gaines
                         Millenium Medical Systems, LLC
                         640 N. LaSalle Drive, Suite 282
                                Chicago, IL 60610
                                 (312) 664-3580

                                 with a copy to:

                           Steven H. Sneiderman, Esq.
                             Hahn Loeser & Parks LLP
                              3300 BP America Bldg.
                                200 Public Square
                              Cleveland, Ohio 44114
                                 (216) 621-0150

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 13, 1998
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 29 pages

CUSIP No.  74762K30

---------------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         ROBERT GAINES - SS# 298 -36-1081

---------------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                               (a)    [ ]
                                                                                                               (b)    [X]

---------------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF

---------------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         NOT APPLICABLE.                                                                                              [ ]

---------------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. AMERICAN
---------------------------------------------------------------------------------------------------------------------------
                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH                  1,859,635
REPORTING PERSON                    ---------------------------------------------------------------------------------------
WITH                                8.      SHARED VOTING POWER

                                            -0-
                                    ---------------------------------------------------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER


                                            1,859,635
                                    ---------------------------------------------------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            -0-

---------------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         1,859,635
---------------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                      [ ]

---------------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         41.51%
---------------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN

                               Page 2 of 29 pages

CUSIP No.  74762K30

---------------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         MILLENIUM MEDICAL SYSTEMS, LLC - FEIN #34 -4258398
---------------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                               (a)    [ ]
                                                                                                               (b)    [X]

---------------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC

---------------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         NOT APPLICABLE.                                                                                              [ ]

---------------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         ILLINOIS
---------------------------------------------------------------------------------------------------------------------------
                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH                  1,800,000
REPORTING PERSON                    ---------------------------------------------------------------------------------------
WITH                                8.      SHARED VOTING POWER

                                            -0-
                                    ---------------------------------------------------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            1,800,000

                                    ---------------------------------------------------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            -0-

---------------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         1,800,000
---------------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                      [ ]

---------------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                               40.68%
---------------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         OO


                               Page 3 of 29 pages

                                  SCHEDULE 13D

         This Schedule 13D is filed on behalf of Millenium Medical Systems, LLC, an Illinois limited liability company ("Millenium"), for the purpose of reporting the acquisition by Millenium on November 13, 1998 of warrants to purchase 1,800,000 shares of the common stock, no par value per share, of Quantech Ltd. ("Quantech"), which are currently exercisable at an exercise price of $1.10 per share (the "Warrants"). The shares issuable upon exercise of the Warrants represent 40.68% of the common stock outstanding of Quantech. In addition to the Warrants, Robert Gaines, the sole member of Millenium ("Gaines"), currently owns (i) 5,000 shares of the common stock of Quantech,
(ii) 11,963 shares of Series A Convertible Preferred Stock, which currently may be converted to 47,852 shares of common stock of Quantech (the "Series A Shares") and (iii) currently exercisable warrants to purchase 6,783 shares of the common stock of Quantech (the "Prior Warrants") at an exercise price of $0.75 per share (Gaines and Millenium are hereinafter referred to jointly as the "Reporting Persons"). The common stock, Series A Shares and the Prior Warrants to acquire common stock other than the Warrants owned by Gaines individually represent 2.23% of the common stock outstanding of Quantech. This
Schedule 13D filing reflects the beneficial ownership of Quantech common stock owned by the Reporting Persons, which in the aggregate represents 41.51% of the common stock outstanding of Quantech.

         Pursuant to General Instruction C of Schedule 13D, the information called for by Items 2-6, inclusive, of this Schedule 13D has been given with respect to both Millenium and Gaines, the sole member and the person ultimately in control of Millenium.

ITEM 1.     SECURITY AND ISSUER.

            Security:     common stock, no par value
                          (Cusip No. 74762K30)

            Issuer:       Quantech Ltd.
                          1419 Energy Park Drive
                          St. Paul, MN 55108

ITEM 2.     IDENTITY AND BACKGROUND.

            (A)    NAME

                   The Reporting Persons are:

                   Millenium, an Illinois limited liability company, and Gaines, an individual and a citizen of the United States.

            (B)    RESIDENCE OR BUSINESS ADDRESS

                   The Principal Business Address of each of Millenium and Gaines is:

                   640 N. LaSalle Drive, Suite 282
                   Chicago, IL 60610

                               Page 4 of 29 pages

            (C) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED.

                  The principal business of Millenium is to provide medical research and development services. This business is currently conducted by Millenium solely at its principal business address located at 640 N. LaSalle Drive, Suite 282, Chicago, IL 60610.

                  Gaines is an orthopedic surgeon who offers medical services through his office located at the University of Missouri Health Sciences Center, One Hospital Drive, Columbia, MO 65212. Gaines is also a material participant in the business and affairs of Millenium.

            (D) During the last five years, neither Millenium nor Gaines has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (E) During the last five years, neither Millenium nor Gaines was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (F)   CITIZENSHIP

                  Gaines is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The consideration for the Warrants acquired by Millenium is the Agreement of Millenium to provide certain services pursuant to a Research and Development Services Agreement between Millenium and Quantech dated as of November 13, 1998 (the "Services Agreement"). The services to be provided by Millenium under the Services Agreement shall be funded initially by a capital contribution to Millenium by Gaines in the amount of $2.0 million, all of which shall consist of the personal funds of Gaines. The Services Agreement provides that Millenium will provide certain specified research and development services to Quantech in exchange for the issuance of the Warrants, having an exercise price of $1.10 per share, a price which was greater than the fair market value of the common stock of Quantech on the date of issuance of the Warrants. All of the prior purchases of Quantech securities by Gaines were funded with his personal funds.


                               Page 5 of 29 pages

ITEM 4.     PURPOSE OF TRANSACTION.

            Millenium has acquired the Warrants for investment purposes only and not with the purpose of changing or influencing the control of Quantech. Prior to the acquisition of the Warrants by Millenium, Gaines had personally acquired the shares of the common stock of Quantech, the Series A Shares (see Item 5(c) below) and the Prior Warrants (see Item 5(c) below), solely for investment purposes.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (A) The aggregate number of shares of common stock, no par value, of Quantech beneficially owned in the aggregate by Millenium and by the sole member of Millenium, Gaines, is 1,859,635 shares, which represents 41.51% of the common stock outstanding of Quantech. Of this amount, Millenium itself beneficially owns 1,800,000 shares of common stock which may be acquired upon exercise of the Warrants, representing
                  40.68 % of the common stock outstanding, and Gaines individually beneficially owns 59,635 shares of common stock, representing 2.23% of the common stock outstanding and also beneficially owns the common stock of Quantech beneficially owned by Millenium.

            (B) With respect to the shares of the common stock of Quantech identified in Item 5(a) above, Gaines, either individually or through Millenium, has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all the shares.

            (C) This is Millenium's initial filing on Schedule 13D. On November 5, 1998, Gaines acquired 11,963 Series A Shares (convertible into 47,852 shares of common stock of Quantech) and the currently exercisable Prior Warrants to purchase 6,783 shares of the common stock of Quantech at an exercise price of $0.75 per share in exchange for $ 35,889 in principal amount of Convertible Subordinated Notes of Quantech held by Gaines.

            (D) Gaines will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all the securities.

            (E)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Not applicable.



                               Page 6 of 29 pages

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Research and Development Services Agreement between Millenium Medical Systems, LLC and Quantech Ltd., dated as of November 13, 1998.











                               Page 7 of 29 pages

                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: November 23, 1998




                                      /s/ Robert Gaines
                                   ---------------------------------------------
                                            Robert Gaines, individually







                               Page 8 of 29 pages

                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: November 23, 1998




                              MILLENIUM MEDICAL SYSTEMS, LLC


                              By:   /s/ Robert Gaines
                                    --------------------------------------------
                                    Robert Gaines, Member







                               Page 9 of 29 pages

                                    EXHIBIT A
                                    ---------

                   RESEARCH AND DEVELOPMENT SERVICES AGREEMENT
                   -------------------------------------------

         THIS RESEARCH AND DEVELOPMENT SERVICES AGREEMENT (the "Agreement") entered into as of the 13th day of November, 1998 by and between Millenium Medical Systems, LLC , an Illinois limited liability company ("MMS") and Quantech, Ltd., a Minnesota corporation ("Quantech").

                                    RECITALS
                                    --------

         WHEREAS, Quantech is in the process of completing development of its multi-test, critical care DBx Emergency Department Medical Diagnostic System (the "System") and requires significant research and development activities in order to complete the development of the System;

         WHEREAS, one of the principals of MMS, Dr. Robert W. Gaines ("Gaines"), has valuable experience in the utilization and development of such diagnostic systems; and

         WHEREAS, Quantech wishes to engage, and MMS is willing to provide, the research and development services described herein.

         1. TERM. Quantech will engage MMS on the terms and conditions set forth herein from the date of this Agreement through December 31, 1999 (the "Term") and may be extended for a term mutually agreeable to the parties hereto.

         2. SCOPE OF WORK. MMS will perform product development and program management consulting services, as an independent contractor, in the research and development of the commercial version of the System for Quantech, as described in Appendix A
                  - R&D Services and in accordance with the budget agreed to by the parties (the "Budget") and any subsequently Quantech approved revisions to same (collectively with the consulting services described in Section 3 below, the "Services").

         3. CONSULTING SERVICES. In addition to the foregoing, MMS and/or Gaines shall provide such consulting services with respect to any aspect of the business of Quantech related to the services provided hereunder as may be reasonably requested by the management of Quantech. Such services may be rendered either by telephone or in person. There shall be no fee charged to Quantech for services provided pursuant to this paragraph 5 by MMS and/or Gaines.


                               Page 10 of 29 pages

         4.       SPECIFIC RESPONSIBILITIES OF GAINES.

                           (a) The parties agree that the involvement of Gaines in conducting the research and development services described herein is an express condition precedent to Quantech's retention of MMS to provide said services. Gaines agrees personally to perform such services, and to participate in all such meetings, conferences, conference calls and other activities, as may be reasonably requested by the officers and directors of Quantech including, without limitation, those responsibilities identified on Appendix A - R&D Services attached hereto. Gaines agrees to perform a minimum of forty-five (45) hours per month of such services pursuant to this Agreement.

                           (b) Notwithstanding the foregoing, Quantech acknowledges that Gaines' services during the term of this Agreement shall not constitute a full- time engagement, and that Gaines will have duties and responsibilities to other individuals and entities during the term of this Agreement which are not in competition, directly or indirectly with Quantech. Subject to the preceding sentence, Quantech agrees that Gaines may perform his duties during the term of this Agreement at such times, places and frequencies as are necessary so that such duties will not unreasonably interfere with his duties and responsibilities to other individuals and entities.

         5. COMPENSATION. As compensation in full for the Services rendered to Quantech hereunder, Quantech will issue Warrants to purchase 1,800,000 shares of common stock of Quantech at an exercise price of $1.10 per share, in the form attached hereto as Exhibit A (the "Warrant").

         6. BUDGET ISSUES. Quantech acknowledges and agrees that MMS shall be funded with $2,000,000 of initial capital contributions by its Members and, accordingly, has prepared the Budget to account for the proper expenditure of those funds. In the event of required revisions, either in the approved budget or the required time to complete the Services defined, MMS will, as soon as such information becomes available, advise Quantech of the nature and amount of the anticipated cost and/or time revisions, and recommended Service, Budget and Schedule adjustments. Quantech and MMS will negotiate in good faith to resolve any issues requiring such revisions. Upon agreement regarding the required revisions, Quantech will, in a timely manner, make the necessary arrangements to provide MMS with written approval of the revisions and the additional funding and/or time, if required. Notwithstanding the foregoing, nothing contained herein shall require MMS to expend any funds beyond those specified in the Budget without its prior written consent.

         7. MANNER OF PERFORMANCE. MMS represents that it has the requisite expertise, ability and legal right to render the Services and will perform the Services in an efficient manner. MMS will abide by all laws, rules and regulations that apply to the performance of the Services, including applicable requirements regarding equal employment opportunity and the provisions of Executive Order 11246 and related rules. Each of MMS's employees or subcontractors performing Services will have the expertise to perform assigned Services in an efficient manner. MMS and employees or subcontractors of MMS when on Quantech's premises will comply with their policies with respect

                               Page 11 of 29 pages
to conduct of visitors. Quantech represents and warrants to MMS that it has disclosed, in writing, to MMS all facts pertaining to Quantech, its business and activities, that may cause certain laws or regulations to apply to MMS because of the unique nature of Quantech's business.

         8. CONFIDENTIALITY. During the term of this Agreement, MMS will acquire and create confidential information respecting the intimate confidential affairs of Quantech ("Information"). Accordingly, MMS agrees not to disclose at any time to any person or entity any such Information without the prior written consent of Quantech. However, the foregoing will not restrict MMS from using or disclosing any:

          (a)   Information that constitutes part of the public domain;
          (b) Information rightfully made available to MMS by or through a third party;
          (c) Information required to be disclosed to MMS by a valid court order;
          (d) Information that has been developed by MMS independently of the services rendered hereunder; and
          (e) Information that is not included within the Services definition which is to be developed by MMS and agreed to by Quantech.

   MMS also agrees that it will deliver all Information received by it from Quantech, or created during the course of rendering the Services hereunder, relative to MMS's proposed work effort, to Quantech upon termination of this Agreement, at Quantech's written request. MMS's undertaking(s) under this
   Section 8 shall survive the termination of this Agreement, so long as MMS has been compensated for all services rendered and expenses incurred in the course of rendering the services hereunder.

   MMS shall also maintain confidential the nature and scope of the Services being provided by MMS to Quantech hereunder. MMS will not, without the prior written consent of Quantech, disclose in any media, advertising or other means of general distribution the nature of MMS's relationship with Quantech or the nature of any services provided by MMS to Quantech.

         9. CONFLICTS OF INTEREST. MMS represents that it has advised Quantech prior to the date of signing this Agreement of any relationship with third parties, which would present a conflict of interest with the rendering of the Services, or which reasonably would prevent MMS from carrying out the terms of this Agreement. MMS will advise Quantech of any such conflicting relationships that arise during the term of this Agreement. Quantech will then have the option to terminate this Agreement without further liability. Quantech acknowledges that MMS has disclosed the fact that MMS employs subcontractors which serve other clientele who are also engaged in medical product development, which is acceptable to Quantech. However, in this regard, MMS agrees that it will not represent or provide Services for any person or entity the scope of which covers specific information relevant to Quantech's specific field of business as disclosed to MMS.

         10. RELATIONSHIPS WITH OTHERS. During the term of this Agreement and for a period of one (1) year after its termination date, MMS will not perform services relative to the development of any work effort for other medical companies falling within the specific field of business of Quantech as disclosed to MMS.


                               Page 12 of 29 pages

         11. INDEPENDENT CONTRACTOR. The parties acknowledge that each of them is acting as an independent contractor and not an employee or agent of the other in the exercise of its rights and performance of its duties hereunder. Nothing in this Agreement shall render either party, or any of its respective agents or employees, except as previously agreed to by such party, an employee or agent of the other party, nor authorize or empower such party or its respective agents or employees to speak for, represent or obligate the other party in any way.

         12. OWNERSHIP OF DEVELOPMENTS. All written materials and other works which may be subject to copyright and all discoveries and ideas (including but not limited to any computer software code and related comments) which are made, conceived or developed by MMS in the performance of the Services hereunder and which are an integral part of the core work effort described in Appendix A shall be Quantech's property. All said studies, discoveries and ideas are herein referred to as "Developments". In regard to such Developments, MMS agrees to maintain the same confidentiality in accordance with Section 8 of this Agreement. In regard to any discoveries and ideas (including computer software) which may be made, conceived or developed by MMS in the performance of the Services hereunder and which are not part of the core work effort, said inventions, discoveries and ideas shall be considered Quantech's property only upon MMS's written acknowledgement and agreement thereto. Nothing herein shall prevent MMS from utilizing and otherwise exploiting the studies, discoveries, ideas and other technology in MMS's possession or otherwise available to MMS prior to the date of this Agreement (herein collectively referred to as "Existing Expertise"); provided, however, that to the extent MMS utilizes Existing Expertise in the services to be performed under this Agreement for Quantech, MMS agrees not to utilize the same Existing Expertise in the field in a manner detrimental to Quantech.

         13. DISCLOSURE AND TRANSFER OF DEVELOPMENTS. MMS will disclose promptly to Quantech each Development, and upon Quantech's request and at Quantech's sole expense, MMS will assist Quantech, or its designee, in filing legal suit or applications for such. MMS shall be compensated for all services and time required of MMS, its employees or agents, hereunder at MMS's prevailing rates and shall be reimbursed for all expenses incurred. Additionally, at MMS's option, Quantech may be required to deposit with MMS an amount equal to thirty percent (30%) of MMS's anticipated charges for time, services and expenses for such assistance.

         14. REPRESENTATIONS AND WARRANTIES OF QUANTECH. Quantech hereby represents and warrants to MMS as follows:

                  (a) ORGANIZATION, STANDING, ETC., OF QUANTECH. Quantech is a corporation duly organized, validly existing, and in good standing under the laws of the State of Minnesota and has all requisite corporate power and authority to own its assets and to carry on its business as presently conducted. Quantech has all requisite corporate power and authority to execute and deliver, and perform its obligations under, this Agreement and to consummate the transactions contemplated hereby.

                  (b) AUTHORIZATION AND EXECUTION. The execution and delivery of this Agreement and the other agreements contemplated hereby and the performance by Quantech of this Agreement and the consummation by Quantech of the transactions contemplated hereby have been duly validly authorized by all necessary corporate action on the part of Quantech, including, without limitation, full disclosure of potential

                               Page 13 of 29 pages
                           conflicts of interest to Quantech's Board of Directors. A certified copy of such corporate action of Quantech shall be delivered to MMS concurrently with the execution of this Agreement. This Agreement has been duly and validly executed and delivered by Quantech and constitutes a legal, valid and binding agreement of Quantech enforceable against Quantech in accordance with its terms.

                  (c) ABSENCE OF CONFLICTS. The execution and delivery by Quantech of this Agreement and the other agreements contemplated hereby, the performance by Quantech of its obligations hereunder and thereunder and the consummation by Quantech of the transactions contemplated hereby will not (i) conflict with or result in any violation of any provision of the Certificate of Incorporation of Quantech or its By-laws, each as amended to date; (ii) conflict with, result in any violation of breach of, constitute a default under, give rise to any right of termination or acceleration (with or without notice or the lapse of time or both) pursuant to, or result in being declared void or voidable, any term or provision of any note, bond, mortgage, indenture, lease, license, contract or other instrument to which Quantech is a party or by which any of its properties or assets are or may be bound; (iii) violate any term of any applicable law, rule or regulation applicable to Quantech or its respective properties or assets; or
                           (iv) result in the creation of, or impose on Quantech the obligation to create, any lien or incumbrance upon any properties or assets of Quantech.

                  (d) VALID ISSUANCE. The shares of common stock to be issued pursuant to the Warrant will be, when issued in accordance with the terms and conditions of the Warrant, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, Quantech's Certificate of Incorporation or By-laws or any agreement to which Quantech is a party or is bound.

                  (e) SECURITIES REPORTS. Quantech has filed and delivered to MMS complete copies of all the forms, reports, statements and other documents required to be filed with the Securities and Exchange Commission since January 1, 1998 by Quantech or any of its subsidiaries including, without limitation (i) all Annual Reports on Form 10-KSB, (ii) all Quarterly Reports on Form 10-QSB, (iii) all proxy statements related to the meetings of the Shareholders of Quantech (whether annual or special), (iv) all Current Reports on Form 8-K, (v) all other reports, registration statements or private placement memoranda, and (vi) all amendments and supplements to all such reports and registration statements or private placement memoranda (collectively, the "Securities Reports"). The Securities Reports did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein,



                               Page 14 of 29 pages
                           in the light of the circumstances under which they were made, not misleading.

                  (f) ABSENCE OF ADVERSE CHANGES OR EVENTS. Since June 30, 1998, there has been no change in or effect on or related to Quantech that is, or is reasonably likely to be, materially adverse to the business, assets, results of operations or financial condition of Quantech and its subsidiaries taken as a whole, except as has been disclosed in the Securities Reports since June 30, 1998 and prior to the date hereof.

                  (g) FINANCIAL STATEMENTS. Each of the consolidated financial statements of Quantech and its subsidiaries for the year ended June 30, 1998 and for the most recent fiscal quarter (including in each case, the notes thereto) included in the Securities Reports was prepared in accordance with the rules and regulations of the Securities and Exchange Commission and GAAP) (except in the case of unaudited statements as permitted by Form 10-QSB under the Securities Exchange Act of 1934, as amended) applied on a consistent basis throughout the periods (except as may be indicated in the notes thereto) and each fairly presented in all material respects the consolidated financial position, consolidated results of operation and consolidated cash flow of Quantech and its subsidiaries at the respective dates thereof and for the respected periods indicated therein (subject, in the case of unaudited statements to normal year-end audit adjustments in conformity with
                           GAAP).

                  (h) FUNDAMENTAL CORPORATE CHANGE. As of the date of this Agreement, Quantech has not entered into any agreements, arrangements or understandings, and is not involved in any negotiations or discussions, related to a merger or consolidation in which Quantech would not be the surviving entity or any transaction pursuant to which the shares of the common stock of Quantech would no longer be publicly traded.

         15.      MISCELLANEOUS PROVISIONS AND AGREEMENTS.

                  (a) AMENDMENTS; WAIVER. This Agreement cannot be modified or amended except by written instrument executed by all parties. No waiver of compliance with any provision or condition hereof and no consent provided for herein shall be effective unless evidenced by an instrument in writing duly executed by the appropriate party. No delay on the part of any party in exercising any right, power or privilege shall operate as a waiver thereof.

                  (b) BINDING EFFECT; NO ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Neither this Agreement nor the rights and obligations of any party hereunder shall be assignable by any party without the prior written consent of the other party hereunder.


                               Page 15 of 29 pages

                  (c) HEADINGS. The headings used herein are for convenience of reference only and do not form a part hereof and do not in any way modify, interpret or set forth the intentions of the parties.

                  (d) ENTIRE AGREEMENT. This Agreement contains the entire agreement among the parties hereto with respect to the transactions contemplated herein and supersede all previous written or oral negotiations, commitments and writings.

                  (e) COUNTERPARTS. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

                  (f) APPLICABLE LAW. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Illinois.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                          MILLENIUM MEDICAL SYSTEMS, LLC


                                      By:    /s/ Robert Gaines
                                         ---------------------------------------
                                             Dr. Robert W. Gaines, Managing
                                             Member

                                          QUANTECH, LTD.


                                      By:    /s/ Gregory G. Freitag
                                         ---------------------------------------
                                             Gregory G. Freitag, Chief Operating
                                             Officer




                               Page 16 of 29 pages

                                   APPENDIX A
                                   ----------

1.       R&D PROGRAM DEFINITION

         Quantech, Ltd. (Quantech) is in the process of completing commercial development of its proprietary DBx Emergency Department Clinical Diagnostic System for regulatory clearance and market delivery early in year 2000.

The DBx System consists chiefly of two types of medical devices:

         1. A durable medical device in the form of a countertop electronic instrument, enabling a trained operator to test a patient's whole blood sample, from a standard collection tube, for a menu of clinically significant analytes.

         2. A disposable medical device in the form of a plastic cartridge, containing the required chemical substances and machine-readable labeling, to enable the instrument to process the sample in the disposable and quantitatively report the presence of the targeted analyte.

2.       SCOPE OF SERVICES

         Millenium Medical Systems, LLC (MMS) will, under exclusive contract from Quantech, perform the required research and development, technical and clinical medical consulting, and program and budget management services in sufficient advanced time to achieve the following milestones and provide the following deliverables, or portion thereof as described below:

         MILESTONE A: DECEMBER 1998 - ASSAY DEVELOPMENT INSTRUMENTS Purchase, assembly and testing of (3) Version 2.5 Assay Development Instruments per current Quantech technical specifications.

         MILESTONE B: JANUARY 1999 - BETA-1 PROTOTYPE SYSTEM
         Hardware and software engineering for technical specification of the Beta-1 Prototype System, Version 2.75, per Quantech performance requirements. Sourcing, purchase, assembly and testing of (1) prototype system per Quantech performance requirements. The system consists of the DBx instrumentation and assay disposables, but does not include the DBx biosensor and associated analytical chemistry.

         MILESTONE C: JUNE 1999 - CLINICAL BETA SITE SYSTEMS
         Hardware and software engineering for technical specification of the Clinical Beta Site Systems, Version 3.0, per Quantech performance requirements. Sourcing and purchase of parts and components for (10) prototype systems per Quantech performance requirements. The systems consist of the DBx instrumentation and assay disposables, but does not include the DBx biosensor and associated analytical chemistry.


                               Page 17 of 29 pages

         It is anticipated that the following activities/items will require additional R&D Budget and additional funding by Quantech for completion:

         1.       Assembly and testing of the Clinical Beta Site Systems.
         2. Technical specifications and documentation for FDA Quality Systems Requirements (QSR).
         3.       Biosensor parts, assembly, packaging and labeling
         4. Final system software validation, verification and documentation.
         5.       Travel/Misc. Expenses

3.       SPECIFIC RESPONSIBILITIES OF DR. GAINES

         A. GENERAL MANAGEMENT: P&L responsibility of MMS on behalf of its Members.

         B. PROGRAM BUDGET MANAGEMENT: Development and approval of the initial Program Budget. Monitoring of the approved program budget on a bi-weekly basis. Coordination with the contract Program Manager regarding amount and schedule of expenditures.

         C. PROGRAM DESIGN REVIEWS: Participation in formal Design Reviews regarding system operator interface design and medical staff training requirements.

         D. CLINICAL APPLICATIONS CONSULTING: Formal consulting regarding current clinical test menu requirements and future system applications.

         E. CLINICAL EVALUATOR LIAISON: Identification, recruitment and coordination of clinical site evaluators for Beta Unit FDA evaluations.

         F. CLINICAL ADVISORY BOARD LIAISON: Identification and recruitment of advisory panel members. Facilitation of advisory panel sessions with Quantech Management.



                               Page 18 of 29 pages

                          EXHIBIT A - WARRANT AGREEMENT
                          -----------------------------

















                               Page 19 of 29 pages

NEITHER THIS WARRANT NOR THE SHARES OF COMMON STOCK UNDERLYING THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, OFFERED, PLEDGED OR OTHERWISE DISTRIBUTED FOR VALUE UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND SUCH LAWS COVERING SUCH SECURITIES OR THE COMPANY RECEIVES AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT, OFFER, PLEDGE OR OTHER DISTRIBUTION FOR VALUE IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT AND SUCH LAWS.

                                     WARRANT
                                     -------

                  To Purchase 1,800,000 Shares of Common Stock
                                       of
                                  QUANTECH LTD.

                                November 13, 1998
                                 (issuance date)



         THIS CERTIFIES THAT, in consideration for services to be rendered pursuant to the Service Agreement defined below, Millenium Medical Systems, LLC (the "Vendor"), or its registered assigns, is entitled to subscribe for and purchase from Quantech Ltd., a Minnesota corporation (the "Company"), at any time after the issuance date of this Warrant, to and including the five-year anniversary of the issuance date of this Warrant, 1,800,000 fully paid and nonassessable shares of the Common Stock of the Company at the price of $1.10 per share (the "Warrant Exercise Price"), subject to the antidilution provisions of this Warrant. Reference is made to this Warrant in the Research and Development Services Agreement dated November 13, 1998, by and between the Company and the Vendor (the "Service Agreement"). The shares which may be acquired upon exercise of this Warrant are referred to herein as the "Warrant Shares." As used herein, the term "Holder" means the Vendor, any party who acquires all or a part of this Warrant as a registered transferee of the Vendor, or any record Holder or Holders of the Warrant Shares issued upon exercise, whether in whole or in part, of the Warrant. The term "Common Stock" means and includes the Company's presently authorized common stock, no par value, and shall also include any capital stock of any class of the Company hereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the Holders thereof to participate in dividends or in the distribution of assets upon the voluntary or involuntary liquidation, dissolution, or winding up of the Company.

         This Warrant is subject to the following provisions, terms and conditions:

         1.  EXERCISE; TRANSFERABILITY.

         (a) The rights represented by this Warrant may be exercised by the Holder hereof, in whole or in part (but not as to a fractional share of Common Stock), by written notice of exercise (in the form attached hereto) delivered to the Company at the principal office of the Company prior

                             Page 20 of 29 pages
to the expiration of this Warrant and accompanied or preceded by the surrender of this Warrant along with a check in payment of the Warrant Exercise Price for such shares.

         (b) This Warrant is transferable in whole or in part, subject to applicable federal and state securities laws and regulations. This Warrant may not be sold, transferred, assigned, hypothecated or divided into two or more Warrants of smaller denominations, nor may any Warrant Shares issued pursuant to exercise of this Warrant be transferred, except as provided in SECTION 7 hereof.

         2. EXCHANGE AND REPLACEMENT. Subject to SECTIONS L and 7 hereof, this Warrant is exchangeable upon the surrender hereof by the Holder to the Company at its office for new Warrants of like tenor and date representing in the aggregate the right to purchase the number of Warrant Shares purchasable hereunder, each of such new Warrants to represent the right to purchase such number of Warrant Shares (not to exceed the aggregate total number purchasable hereunder) as shall be designated by the Holder at the time of such surrender. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction, or mutilation of this Warrant, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it, and upon surrender and cancellation of this Warrant, if mutilated, the Company will make and deliver a new Warrant of like tenor, in lieu of this Warrant; provided, however, that if the Agent shall be such Holder, an agreement of indemnity by such Holder shall be sufficient for all purposes of this SECTION 2. This Warrant shall be promptly canceled by the Company upon the surrender hereof in connection with any exchange or replacement. The Company shall pay all expenses, taxes (other than stock transfer taxes), and other charges payable in connection with the preparation, execution, and delivery of Warrants pursuant to this SECTION 2.

         3.  ISSUANCE OF THE WARRANT SHARES.

         (a) The Company agrees that the Warrant Shares purchased hereby shall be and are deemed to be issued to the Holder as of the close of business on the date on which this Warrant shall have been surrendered and the payment made for such Warrant Shares as aforesaid. Subject to the provisions of the next section, certificates for the Warrant Shares so purchased shall be delivered to the Holder within a reasonable time, not exceeding fifteen (15) days after the rights represented by this Warrant shall have been so exercised, and, unless this Warrant has expired, a new Warrant representing the right to purchase the number of Warrant Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be delivered to the Holder within such time.

         (b) Notwithstanding the foregoing, however, the Company shall not be required to deliver any certificate for Warrant Shares upon exercise of this Warrant except in accordance with exemptions from the applicable securities registration requirements or registrations under applicable securities laws. Nothing herein, however, shall obligate the Company to effect registrations under federal or state securities laws, except as provided in SECTION 9. If registrations are not in effect and if exemptions are not available when the Holder seeks to exercise the Warrant, the Warrant exercise period will be extended, if need be, to prevent the Warrant from expiring, until such time as either registrations become effective or exemptions are available, and the Warrant shall then remain exercisable for a period of at least 120 calendar days from the date the Company

                             Page 21 of 29 pages
delivers to the Holder written notice of the availability of such registrations or exemptions. The Holder agrees to execute such documents and make such representations, warranties, and agreements as may be required solely to comply with the exemptions relied upon by the Company, or the registrations made, for the issuance of the Warrant Shares.

         4. COVENANTS OF THE COMPANY. The Company covenants and agrees that all Warrant Shares will, upon issuance, be duly authorized and issued, fully paid, nonassessable, and free from all taxes, liens, and charges with respect to the issue thereof. The Company further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this Warrant a sufficient number of shares of Common Stock to provide for the exercise of the rights represented by this Warrant.

         5. ANTIDILUTION ADJUSTMENTS. The provisions of this Warrant are subject to adjustment as provided in this SECTION 5.

         (a) The Warrant Exercise Price shall be adjusted from time to time such that in case the Company shall hereafter:

                  (i) pay any dividends on any class of stock of the Company payable in Common Stock or securities convertible into Common Stock;

                  (ii) subdivide its then outstanding shares of Common Stock into a greater number of shares; or

                  (iii) combine outstanding shares of Common Stock, by reclassification or otherwise;

then, in any such event, the Warrant Exercise Price in effect immediately prior to such event shall (until adjusted again pursuant hereto) be adjusted immediately after such event to a price (calculated to the nearest full cent) determined by dividing (a) the number of shares of Common Stock outstanding immediately prior to such event, multiplied by the then existing Warrant Exercise Price, by (b) the total number of shares of Common Stock outstanding immediately after such event (including the maximum number of shares of Common Stock issuable in respect of any securities convertible into Common Stock described in 5(a)(i) above), and the resulting quotient shall be the adjusted Warrant Exercise Price per share. An adjustment made pursuant to this Subsection shall become effective immediately after the record date in the case of a dividend and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification. If, as a result of an adjustment made pursuant to this Subsection, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive) in good faith shall determine the allocation of the adjusted Warrant Exercise Price between or among shares of such classes of capital stock or shares of Common Stock and other capital stock. All calculations under this Subsection shall be made to the nearest cent or to the nearest 1/100 of a share, as the case may be. In the event that at any time as a result of an adjustment made pursuant to this Subsection, the

                             Page 22 of 29 pages

Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive any shares of the Company other than shares of Common Stock, thereafter the Warrant Exercise Price of such other shares so receivable upon exercise of any Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Stock contained in this SECTION 5.

         (b) Upon each adjustment of the Warrant Exercise Price pursuant to
SECTION 5(a) above, the Holder of each Warrant shall thereafter (until another such adjustment) be entitled to purchase at the adjusted Warrant Exercise Price the number of shares, calculated to the nearest full share, obtained by multiplying the number of shares specified in such Warrant (as adjusted as a result of all adjustments in the Warrant Exercise Price in effect prior to such adjustment) by the Warrant Exercise Price in effect prior to such adjustment and dividing the product so obtained by the adjusted Warrant Exercise Price.

         (c) In case of any consolidation or merger to which the Company is a party, or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), there shall be no adjustment under Subsection (a) of this Section above but the Holder of each Warrant then outstanding shall have the right thereafter to convert such Warrant into the kind and amount of shares of stock and other securities and property which he would have owned or have been entitled to receive immediately after such consolidation, merger, statutory exchange, sale, or conveyance had such Warrant been converted immediately prior to the effective date of such consolidation, merger, statutory exchange, sale, or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section with respect to the rights and interests thereafter of any Holders of the Warrant, to the end that the provisions set forth in this Section shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock and other securities and property thereafter deliverable on the exercise of the Warrant. The provisions of this Subsection shall similarly apply to successive consolidations, mergers, statutory exchanges, sales or conveyances.

         (d) If and whenever the Company shall issue or sell any shares of its Common Stock for a consideration per share less than the Warrant Exercise Price, except for Common Stock issued pursuant to outstanding option and warrants, in effect immediately prior to the time of such issue or sale of the Common Stock, then, forthwith upon such issue or sale, the Warrant Exercise Price shall be reduced to such lower price.

         (e) Upon any adjustment of the Warrant Exercise Price, then and in each such case, the Company shall give written notice thereof, by first-class mail, postage prepaid, addressed to the Holder as shown on the books of the Company, which notice shall state the Warrant Exercise Price resulting from such adjustment and the increase or decrease, if any, in the number of shares of Common Stock or other securities purchasable at such price upon the exercise of this Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

                             Page 23 of 29 pages

         6. NO VOTING RIGHTS. This Warrant shall not entitle the Holder to any voting rights or other rights as a shareholder of the Company.

         7. NOTICE OF TRANSFER OF WARRANT OR RESALE OF THE WARRANT SHARES.

         (a) Subject to the sale, assignment, hypothecation, or other transfer restrictions set forth in SECTION 1 hereof, the Holder, by acceptance hereof, agrees to give written notice to the Company before transferring this Warrant or transferring any Warrant Shares of such Holder's intention to do so, describing briefly the manner of any proposed transfer. Promptly upon receiving such written notice, the Company shall present copies thereof to the Company's counsel and to counsel to the original purchaser of this Warrant. If in the opinion of each such counsel the proposed transfer may be effected without registration or qualification (under any federal or state securities laws), the Company, as promptly as practicable, shall notify the Holder of such opinion, whereupon the Holder shall be entitled to transfer this Warrant or to dispose of Warrant Shares received upon the previous exercise of this Warrant, all in accordance with the terms of the notice delivered by the Holder to the Company; provided that an appropriate legend may be endorsed on this Warrant or the certificates for such Warrant Shares respecting restrictions upon transfer thereof necessary or advisable in the opinion of counsel and satisfactory to the Company to prevent further transfers which would be in violation of Section 5 of the Securities Act of 1933, as amended (the "ACT") and applicable state securities laws; and provided further that the prospective transferee or purchaser shall execute such documents and make such representations, warranties, and agreements as may be required solely to comply with the exemptions relied upon by the Company for the transfer or disposition of the Warrant or Warrant Shares.

         (b) If in the opinion of either of the counsel referred to in this
SECTION 7, the proposed transfer or disposition of this Warrant or such Warrant Shares described in the written notice given pursuant to this SECTION 7 may not be effected without registration or qualification of this Warrant or such Warrant Shares the Company shall promptly give written notice thereof to the Holder, and the Holder will limit its activities in respect to such as, in the opinion of both such counsel, are permitted by law.

         8. FRACTIONAL SHARES. Fractional shares shall not be issued upon the exercise of this Warrant, but in any case where the Holder would, except for the provisions of this Section, be entitled under the terms hereof to receive a fractional share, the Company shall, upon the exercise of this Warrant for the largest number of whole shares then called for, pay a sum in cash equal to the sum of (a) the excess, if any, of the Fair Market Value (as defined in SECTION
10) of such fractional share over the proportional part of the Warrant Exercise Price represented by such fractional share, plus (b) the proportional part of the Warrant Exercise Price represented by such fractional share.

         9.  REGISTRATION RIGHTS.

         (a) If at any time prior to the end of the two-year period following complete exercise of this Warrant or the seven-year anniversary of the issuance date of this Warrant, whichever occurs earlier, the Company proposes to register under the Act (except by a Form S-4 or Form S-8 Registration Statement or any successor forms thereto) or qualify for a public distribution under

                             Page 24 of 29 pages

SECTION 3(b) of the Act, any of its securities, it will give written notice to all Holders of this Warrant, any Warrants issued pursuant to SECTION 2 or
SECTION 3(a) hereof, and any Warrant Shares of its intention to do so and, on the written request of any such Holder given within twenty (20) days after receipt of any such notice (which request shall specify the interest in this Warrant or the Warrant Shares intended to be sold or disposed of by such Holder and describe the nature of any proposed sale or other disposition thereof), the Company will use its best efforts to cause all such Warrant Shares, the Holders of which shall have requested the registration or qualification thereof, to be included in such registration statement proposed to be filed by the Company; provided, however, that if a greater number of Warrant Shares is offered for participation in the proposed offering than in the reasonable opinion of the managing underwriter of the proposed offering can be accommodated without adversely affecting the proposed offering, then the amount of Warrant Shares proposed to be offered by such Holders for registration, as well as the number of securities of any other selling shareholders participating in the registration, shall be proportionately reduced to a number deemed satisfactory by the managing underwriter.

         (b) Further, on a one-time basis only, provided Form S-3, or such successor form as may be adopted, is available, during the term of this Warrant, upon request by the Holder or Holders of a majority in interest of this Warrant, of any Warrants issued pursuant to Section 2 and/or Section 3(a) hereof, and of any Warrant Shares, the Company will promptly take all necessary steps to register or qualify, under the 1933 Act and the securities laws of such states as the holders may reasonably request, such number of Warrant Shares issued and to be issued upon exercise of the Warrants requested by such holders in their request to the Company. The Company shall keep effective and maintain any registration, qualification, notification, or approval specified in this Paragraph (b) for such period as may be reasonably necessary for such Holder or Holders of such Warrant Shares to dispose thereof and from time to time shall amend or supplement the prospectus used in connection therewith to the extent necessary in order to comply with applicable law. Notwithstanding the foregoing, if in the reasonable opinion of the managing underwriter of any proposed financing by the Company a registration of the Warrant Shares pursuant to this Paragraph (b) would adversely affect the proposed financing, then the Company shall not be obligated to register any portion of the Warrant Shares until such time as the managing underwriter deems it would no longer adversely impact the proposed financing.

         (c) With respect to each inclusion of securities in a registration statement pursuant to this SECTION 9, the Company shall bear the following fees, costs, and expenses: all registration, filing and NASD fees, printing expenses, fees and disbursements of counsel and accountants for the Company, fees and disbursements of counsel for the underwriter or underwriters of such securities (if the Company is required to bear such fees and disbursements), all internal expenses, the premiums and other costs of policies of insurance against liability arising out of the public offering, and legal fees and disbursements and other expenses of complying with state securities laws of any jurisdictions in which the securities to be offered are to be registered or qualified. Fees and disbursements of special counsel and accountants for the selling Holders, underwriting discounts and commissions, and transfer taxes for selling Holders and any other expenses relating to the sale of securities by the selling Holders not expressly included above shall be borne by the selling Holders.

                             Page 25 of 29 pages

         (d) The Company hereby indemnifies each of the Holders of this Warrant and of any Warrant Shares, and the officers and directors, if any, who control such Holders, within the meaning of Section 15 of the Act, against all losses, claims, damages, and liabilities caused by (1) any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus (and as amended or supplemented if the Company shall have furnished any amendments thereof or supplements thereto), any Preliminary Prospectus or any state securities law filings; (2) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading except insofar as such losses, claims, damages, or liabilities are caused by any untrue statement or omission contained in information furnished in writing to the Company by such Holder expressly for use therein; and each such Holder by its acceptance hereof severally agrees that it will indemnify and hold harmless the Company, each of its officers who signs such Registration Statement, and each person, if any, who controls the Company, within the meaning of Section 15 of the Act, with respect to losses, claims, damages, or liabilities which are caused by any untrue statement or omission contained in information furnished in writing to the Company by such Holder expressly for use therein.

         (e) The registration rights described in this SECTION 9 shall terminate as to any holder when all such holder's Warrant Shares are eligible for resale under Rule 144 (or successor rule) of the Act.

         10. WARRANT CALL.

         (a) At any time after the Fair Market Value of the Company's Common Stock has traded at $6.00 or more per share, the Company shall have the right to provide notice to the Holder that the exercise period of the Warrant will terminate sixty-one (61) days after such notice is sent to the Holder by certified mail or nationally recognized overnight courier service.

         (b) "Fair Market Value" of a share of Common Stock as of a particular date (the "Determination Date") shall mean:

                  (i) If the Company's Common Stock is traded on an exchange or is quoted on the Nasdaq National Market, then the average closing or last sale prices, respectively, reported for the thirty (30) business days immediately preceding the Determination Date.

                  (ii) If the Company's Common Stock is not traded on an exchange or on the Nasdaq National Market but is traded on the Nasdaq SmallCap Market or other over-the-counter market, then the average of the mean of the closing bid prices reported for the thirty (30) business days immediately preceding the Determination Date, and

                  (iii) If the Company's Common Stock is not traded on an exchange or on the Nasdaq National Market, Nasdaq SmallCap Market or other over-the-counter market, then the price established in good faith by the Board of Directors.

         11. BOARD OBSERVER. Until such time as the Warrant Shares represent less than 7.5% of the outstanding Common Stock of the Company, such outstanding shares to include the

                             Page 26 of 29 pages

         Warrant Shares, the Holder of this Warrant may designate one (1) person to act as an observer to the Company's Board of Directors.

         IN WITNESS WHEREOF, Quantech Ltd. has caused this Warrant to be signed by its duly authorized officer as of the date first above written.



                                      QUANTECH LTD.



                                      By /s/ Gregory G. Freitag
                                         ------------------------------
                                         Gregory G. Freitag, CFO & COO

                             Page 27 of 29 pages

To:      Quantech Ltd.



                         NOTICE OF EXERCISE OF WARRANT-
                         ------------------------------
                   To Be Executed by the Registered Holder in
                          Order to Exercise the Warrant

The undersigned hereby irrevocably elects to exercise the attached Warrant to purchase for cash, _________________ of the shares issuable upon the exercise of such Warrant, and requests that certificates for such shares (together with a new Warrant to purchase the number of shares, if any, with respect to which this Warrant is not exercised) shall be issued in the name of


                                             -----------------------------------
                                             (Print Name)


Please insert social security
or other identifying number
of registered Holder of
certificate (______________)                 Address:

                                             -----------------------------------


                                             -----------------------------------




Date:  _______________                       -----------------------------------
                                                   Signature*




*The signature on the Notice of Exercise of Warrant must correspond to the name as written upon the face of the Warrant in every particular without alteration or enlargement or any change whatsoever. When signing on behalf of a company, partnership, trust or other entity, PLEASE indicate your position(s) and title(s) with such entity.


                             Page 28 of 29 pages

                                 ASSIGNMENT FORM


To be signed only upon authorized transfer of Warrants.

         FOR VALUE RECEIVED, the undersigned hereby sells, assigns, and transfers unto _____________________________ the right to purchase the securities of Quantech Ltd. to which the within Warrant relates and appoints _____________________, attorney, to transfer said right on the books of Quantech Ltd. with full power of substitution in the premises.



Dated:________________                         ---------------------------------
                                               (Signature)

                                               Address:

                                               ---------------------------------

                                               ---------------------------------





                             Page 29 of 29 pages